Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the results of operations for LPBP Inc. ("LPBP" or the "Company" and which was previously named Hemosol Inc.) for the year ended October 31, 2006 and its financial statements and accompanying notes.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Company Overview
LPBP is a Canadian company with investments in health science focused partnerships, which are managed by other companies. LPBP does not actively manage its investments, as it does not control the establishment of strategic operating, investing and financing policies for these partnerships.

Pursuant to a May 2004 plan of arrangement (the "Arrangement"), under section 182 of the Ontario Business Corporations Act, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and MDS' Ontario clinical laboratories services business (the "Labs Business"). Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

The Company holds an approximate 7% limited partnership interest in Hemosol LP (which operated the Blood Products Business) and a 99.99% limited partnership interest in MDS Laboratory Services, L.P. ("Labs LP" which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP as it only holds a limited partnership interest in both entities.

The Company's revenue and cash flow are dependent upon the income and cash flow generated from its holdings in Labs LP. The Company is entitled to share in the net income of Labs LP equal to its proportionate interest. As the general partner of Labs LP, MDS Laboratory Services Inc. (the “General Partner”) determines when distributions of income are made by Labs LP. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the Arrangement, the Company is able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to the interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $70 Million as at October 31, 2006. These future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Recent Events
On November 24, 2005, the general partner of Hemosol LP, Hemosol Corp., and Hemosol LP each filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act. On December 5, 2005, PricewaterhouseCoopers was appointed as Interim Receiver of Hemosol Corp. and Hemosol LP. The Company wrote off its investment in Hemosol LP in 2005 as a result of this action.

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at $1.3 billion (the “MDS Sale”). MDS’s Canadian diagnostics business includes its general partnership interest in the business of Labs LP. To effect this transaction, the General Partner has proposed the sale by Labs LP of the business and assets associated with the Labs Business (the “Partnership Sale”). As noted above, the Company is the sole limited partner of the Labs LP and is entitled to receive 99.99% of the net income of the Labs LP.

The Partnership Sale is expected to yield gross proceeds of approximately $750 million and the Company is expected to net $640 million after expenses of the transaction incurred by Labs LP and taxes incurred by the Company on the sale. The net gain after income taxes for accounting purposes will be approximately $580 million. The MDS Sale is subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”). The amount of the Holdback, if any, that might be retained by the Borealis Group, cannot be quantified at this time; however, the Holdback will not exceed 10.5% of the total sale price allocated to the Partnership Sale. The purchase agreement governing the Partnership Sale is available under the Company’s SEDAR profile at www.sedar.com. The Company understands that MDS has or will make available each of other material agreements governing the MDS Sale under MDS’s SEDAR profile at www.sedar.com.

A committee of directors, who are independent of MDS has reviewed and evaluated the terms of the Partnership Sale with its independent legal counsel and its independent financial advisor. The Board of Directors of the Company (with MDS’s representative abstaining) unanimously determined that the Partnership Sale is in the best interest of the Company and recommended that shareholders vote in favour of the Partnership Sale.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006 and at which shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At this meeting, those shareholders present or voting by proxy approved the resolutions required to authorization the Partnership Sale. A management information circular containing further particulars of the MDS Sale and the Partnership Sale is available at www.sedar.com. A report of the particulars on the results of the shareholder votes are also posted on SEDAR.

Overview of Laboratory Services in Ontario
Certain statements made in this MD&A have been provided to LPBP's management by members of the management of Labs LP of which statements LPBP's management has no direct knowledge.

Even though, as a limited partner, the Company is not required to provide information on Labs LP, the Company has decided to include a brief description of Labs LP’s business as it represents a material component of LPBP's financial results.

Laboratory services are an important element of the Ontario health care system and include both clinical testing and anatomical pathology testing. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services in Ontario are provided by both private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories'') provide services to patients receiving care outside of hospitals.

Laboratories in Ontario are required to hold licenses issued by the Ministry of Health and Long Term Care ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licenses are for a limited term (usually one year), and are renewable subject to MOH approval.

Community Laboratories in Ontario are compensated for performing laboratory services, which are covered by the MOH. Community Laboratories bill the MOH on a fee for service basis. The fees are established by a government fee schedule. Fees for laboratory services, which are not covered by the MOH, are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year; and (ii) a corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. The Labs Business has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories was $553 million for 2005 and $559 million for 2006 under a new 3-year agreement which runs to March 31, 2008. As is normal, the agreement for the year up to March 31, 2006 was only completed in April 2006 and was retroactive to April 1, 2005. The new agreement resulted in a 2% increase in base fees. In addition, MOH granted an amount for “Eligible adjustment funding” as a result of the industry as a whole achieving a level of billings in excess of their capped amounts.

The Labs Business
The Labs Business currently performs approximately 30% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $227 million, $220 million and $211 million respectively for the fiscal years ended October 31, 2006, 2005 and 2004. Over 86% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the OAML. The Labs Business generated net income of approximately $71 million, $49 million and $47 million respectively for the fiscal years ended October 31, 2006, 2005 and 2004.

Strategy
The goal of Labs LP is to be the leading provider of laboratory services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of Labs LP has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Critical Accounting Policies
The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in Note 2 to the Financial Statements for the year ended October 31, 2006. During fiscal 2006, the Company has adopted an unclassified balance sheet as discussed in Note 1 (b) of the Financial Statements for the year ended October 31, 2006. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Valuation of long-term investments
The Company’s investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results
The revenue of Labs LP increased 3% for the year ended October 31, 2006 as compared to the year ended October 31, 2005 and increased 4% for the year ended October 31, 2005 as compared to the year ended October 31, 2004. The majority of the increase in revenues between 2005 and 2004 was attributed to the increase in cap funding provided by the MOH up to March 31, 2005 and higher testing volumes in non-capped revenues. Accruals were not made in fiscal 2005 for cap funding increases after March 31, 2005 since, historically, Labs LP has only recorded these revenues once an agreement has been reached with the MOH. Agreements with MOH are normally a year behind. In this regard, an agreement was reached for the year up to March 31, 2006 in late spring retroactive to April 1, 2005. The new agreement resulted in a 2% increase in base fees. In April 2006, Labs LP recorded the full impact of the increase in base fees including the retroactive amount pertaining to the period April 1, 2005 to January 30, 2006. In addition, MOH granted an amount for “eligible adjustment funding” as a result of the industry as a whole achieving a level of billings in excess of the capped amounts, which was also recorded in April 2006. This new agreement and its recording in fiscal 2006 retroactive to April 1, 2005 explain the increase in revenues between fiscal 2006 and 2005.

In the fiscal year ended October 31, 2006, equity earnings increased by $22 million or 44% compared to the year ended October 31, 2005 ($2.1 million or 4.5% for the year ended October 31, 2005 in comparison to the year ended October 31, 2004). The increase in equity earnings in 2005 versus 2004 was related to volume increases and a base fee increase while at the same time effectively controlling incremental costs and capacity. The increase in 2006 versus 2005 was partly the result of the increase in base fees previously discussed and partly the result of the fee schedule adjustments previously discussed. In addition, the operating income of Labs LP improved as a result of a number of competitive initiatives undertaken beginning in the fourth quarter of fiscal 2005.

Liquidity and capital resources
The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are normally funded through the distributions received from Labs LP. Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at October 31, 2006, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at October 31, 2006.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at October 31, 2006.

Risks and Uncertainties
Readers are referred to risk factors found in the Company's 2004 first quarter MD&A (filed on SEDAR, May 14, 2004).

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this annual filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes is necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and the Chief Financial Officer have concluded that as at October 31, 2006, the Company has designed such internal control over financial reporting ( as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with Canadian GAAP.